UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-15905

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Blue Dolphin Energy Company

Full Name of Registrant

Former Name if Applicable

801 Travis Street, Suite 2100

Address of Principal Executive Office (Street and Number)

Houston, Texas 77002

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Quarterly Report on Form 10-Q for the three month period ended March 31, 2012 (the “Quarterly Report”) cannot be filed within the prescribed time period. The Company acquired 100% of the issued and outstanding membership interests of Lazarus Energy, LLC, a Delaware limited liability company (“LE”), effective February 15, 2012 (the “Acquisition”). Under reverse acquisition accounting for the Acquisition, LE (the legal subsidiary) has been treated as the accounting parent (acquirer) and the Company (the legal parent) has been treated as the accounting subsidiary (acquiree). Due to the time and effort required on the part of the Company and its management to oversee: (i) the combination of LE’s and the Company’s business operations and (ii) the financial reporting of the Company, representing the combination of a public and private entity, the Company was unable to complete and file the Quarterly Report by the prescribed due date without unreasonable effort or expense. The Company will file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Tommy L. Byrd	(713)	568-4725
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company completed the Acquisition on February 15, 2012. As part of the Acquisition the Company expanded its operations to include crude oil and condensate processing. The Company’s expansion into this new market segment will increase the Company’s reported revenues, cost of operations and net loss for the three months ended March 31, 2012 as compared to the three months ended March 31, 2011. The Company expects to report revenues for the three months ended March 31, 2012 in the range of $46,000,000 to $46,100,000 as compared to revenues of $0 for the three months ended March 31, 2011. The Company expects to report cost of operations for the three months ended March 31, 2012 in the range of $47,800,000 to $47,900,000 as compared to cost of operations of $118,136 for the three months ended March 31, 2011. The Company further expects to report a net loss before taxes in the range of $1,900,000 to $2,000,000 for the three months ended March 31, 2012 as compared to net income before taxes of $218,392 for the three months ended March 31, 2011.

Blue Dolphin Energy Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2012	By:	/s/ TOMMY L. BYRD
Tommy L. Byrd Interim Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial Officer)